CITATIONS
PANEL TEK – SEED FUNDING ROUND

1. Key findings of 2020 point-in-time count. Key Findings of 2020 Point-in-Time Count | United States Interagency Council on Homelessness (USICH). (n.d.). Retrieved May 1, 2022, from https://www.usich.gov/tools-for-action/2020-point-in-time-count/
2. Lake, R. (2022, June 16). Rule of thumb: How much should you spend on rent? The Balance. Retrieved July 18, 2022, from https://www.thebalance.com/what-percentage-of-your-income-should-go-to-rent-4688840
3. Nadia Ahmad, C. E. P. F. (2021, September 8). Income needed to pay rent in the largest U.S. cities - 2021 edition. SmartAsset. Retrieved May 1, 2022, from https://smartasset.com/data-studies/income-needed-to-pay-rent-largest-us-cities-2021
4. Bureau, U. S. C. (2022, May 9). Poverty thresholds. Census.gov. Retrieved July 18, 2022, from https://www.census.gov/data/tables/time-series/demo/income-poverty/historical-poverty-thresholds.html
5. Hurst, A. (2022, March 11). Wildfire statistics: Wildfire Damage & Home Insurance claims by State. ValuePenguin. Retrieved May 1, 2022, from https://www.valuepenguin.com/homeowners-insurance/wildfire-statistics
6. Herbaugh, A. (2020, October 10). August complex: 228 homes destroyed in Trinity County. KRCR. Retrieved May 1, 2022, from https://krcrtv.com/news/local/august-complex-228-homes-destroyed-in-trinity-county
7. Wikimedia Foundation. (2022, July 7). Dixie Fire. Wikipedia. Retrieved July 18, 2022, from https://en.wikipedia.org/wiki/Dixie_Fire
8. Maxouris, C., & Ahmed, S. (2018, September 20). The largest wildfire in California history is finally contained. CNN. Retrieved May 1, 2022, from https://www.cnn.com/2018/09/20/us/california-mendocino-complex-fire-contained-trnd/index.html
9. Wikimedia Foundation. (2022, April 27). SCU Lightning Complex fires. Wikipedia. Retrieved May 1, 2022, from https://en.wikipedia.org/wiki/SCU_Lightning_Complex_fires
10. Newsom, G. (2020, September 28). Presidential Major Disaster Request. Gavin Newsom . Retrieved May 0, 2022, from https://www.gov.ca.gov/wp-content/uploads/2020/09/9.28.20-Presidential-Major-Disaster-Request.pdf
11. Wikimedia Foundation. (2022, March 30). List of California wildfires. Wikipedia. Retrieved May 1, 2022, from https://en.wikipedia.org/wiki/List_of_California_wildfires#Most_destructive_wildfires
12. Walters, D. (2021, December 7). California housing crisis both wide and deep. CalMatters. Retrieved May 1, 2022, from https://calmatters.org/commentary/2021/12/california-housing-crisis-both-wide-and-deep/
13. California's high housing costs: Causes and consequences. (2015, March 17). Retrieved May 1, 2022, from https://lao.ca.gov/reports/2015/finance/housing-costs/housing-costs.aspx

14. Housing underproduction in California. Housing Underproduction in California | Up for Growth. (n.d.). Retrieved May 1, 2022, from https://www.upforgrowth.org/research/housing-underproduction-california
15. Filo, E., & O'Connor, A. (2022, March 31). IDMC. Retrieved May 1, 2022, from https://www.internal-displacement.org/
16. Metcalf, B., Garcia, D., Carlton, I., & Macfarlane, K. (2021, October 30). Will allowing duplexes and lot splits on parcels zoned for single-family create new homes? Terner Center. Retrieved May 1, 2022, from https://ternercenter.berkeley.edu/research-and-policy/duplexes-lot-split-sb-9/
17. McKinsey Global Institute. (2016, October). A TOOL KIT TO CLOSE CALIFORNIA'S HOUSING GAP: 3.5 MILLION HOMES BY 2025.
18. California Department of Housing and Community Development . (2018, February). California's Housing Future: Challenges and Opportunities Final Statewide Housing Assessment 2025 .
19. Abodu homepage - Abodu Backyard Homes. Abodu. (n.d.). Retrieved May 1, 2022, from https://www.abodu.com/
20. Boxabl Casita – accesory dwelling unit. Boxabl. (n.d.). Retrieved May 1, 2022, from https://www.boxabl.com/
21. Boxabl (@boxabl) • instagram photos and videos. (n.d.). Retrieved May 1, 2022, from https://www.instagram.com/boxabl/
22. Home. prefabADU Backyard Home Experts. (n.d.). Retrieved May 1, 2022, from https://www.prefabadu.com/
23. Home. prefabADU Backyard Home Experts. (n.d.). Retrieved May 1, 2022, from https://www.prefabadu.com/
24. Home. CRATE Modular. (2022, May 19). Retrieved May 1, 2022, from https://cratemodular.com/
25. Prefab Modern Sheds and backyard studios: Studio shed. index. (2021, July 21). Retrieved May 1, 2022, from https://www.studio-shed.com/

26. *Fire properties & fire prevention technical information*. James Hardie. (n.d.). Retrieved May 1, 2022, from https://www.jameshardie.com/product-support/resource-center/technical-documents/fire-prevention-technical-information

27. *https://cdn.shopify.com/s/files/1/0100/3071/0862/files/4_Steel_-_ASTM_E84-91a_Burn_Characteristics.pdf?v=1598298783*. ASTM E84 -91a Surface Burning Characteristics . (n.d.). Retrieved May 1, 2022, from https://cdn.shopify.com/s/files/1/0100/3071/0862/files/4_Steel_-_ASTM_E84-91a_Burn_Characteristics.pdf?v=1598298783